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                             September 14, 2022

       Anthony Tiscornia
       Chief Financial Officer
       Coupa Software Inc
       55 Almaden Boulevard, 6th Floor
       San Jose, California 95113

                                                        Re: Coupa Software Inc
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 16,
2022
                                                            Form 8-K furnished
on September 6, 2022
                                                            File No. 001-37901

       Dear Mr. Tiscornia:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Metrics
       Customers with Annualized Subscription Revenue Above $100,000, page 49

   1. With regard to your measure of customers with annualized subscription revenue above
                                                        $100,000, please revise
to also disclose the percentage of revenue derived from such customers for each
period presented to add context to this metric.
       Results of Operations, page 51

   2. You state that the increase in revenue in absolute dollars was predominantly driven by the increase in the number
of customers with annualized subscription revenue above
                                                        $100,000. Please remove
vague terms such as "predominantly" and instead quantify the
 Anthony Tiscornia
Coupa Software Inc
September 14, 2022
Page 2
      dollar amount of revenue growth from such customers. Also, tell us what impact the
      Llamasoft acquisition had on your operations in fiscal 2022 compared to 2021 and revise your disclosures as necessary to provide a quantified discussion of this acquisition on your revenue and expenses. Refer to Item 303(b) of Regulation S-K.
Form 8-K furnished on September 6, 2022

Exhibit 99.1

3. We note your presentation of adjusted free cash flows margin. Please revise to present the most directly comparable GAAP measure of operating cash flows margin with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP C&DI's.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                            Sincerely,
FirstName LastNameAnthony Tiscornia
                                                            Division of
Corporation Finance
Comapany NameCoupa Software Inc
                                                            Office of
Technology
September 14, 2022 Page 2
cc:       Jon Stueve
FirstName LastName